                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                         NATIONAL EDUCATION CORPORATION

                                       AT

                              $19.50 NET PER SHARE
                                       BY

                          NICK ACQUISITION CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HARCOURT GENERAL, INC.

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 16, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (1) Shares (as hereinafter defined) representing at least a majority of the total number of outstanding shares of Common Stock of National Education Corporation, a Delaware corporation (the "Company"), on a fully diluted basis (assuming conversion of all outstanding 6 1/2% Convertible Subordinated Debentures due 2011 of the Company and the exercise of all outstanding options) being validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"),
(2) the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Sylvan Merger Agreement"), between the Company and Sylvan Learning Systems, Inc., a Maryland corporation ("Sylvan"), having been terminated without any payments by or penalties to the Company (other than any applicable payments pursuant to Section 6.3 of the Sylvan Merger Agreement) (the "Sylvan Termination Condition"), (3) the Company not having entered into or effectuated any new or amended agreements with Sylvan or any other person or entity or otherwise having taken any action, including, without limitation, the declaration or payment of any dividend or distribution on the Shares, having the effect of impairing the ability of Nick Acquisition Corporation, a Delaware corporation (the "Purchaser"), to acquire the Company or otherwise diminishing the expected economic value to the Purchaser of the acquisition of the Company (the "No Impediments Condition"), (4) the Purchaser being satisfied, in its sole discretion, that the unaffiliated stockholder vote specified in the Company's Restated Certificate of Incorporation (the "Charter") would not be required prior to the consummation of the Proposed Harcourt Merger (as hereinafter defined) (the "Charter Condition"), and (5) the Purchaser being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law has been complied with in connection with the Purchaser's acquisition of the Company or is invalid or otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Harcourt Merger (the "Section 203 Condition"). The Offer is also subject to other terms and conditions contained in this Offer to Purchase. See the Introduction and Sections 1, 14 and 15. The Offer is not conditioned on obtaining financing.

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

April 21, 1997

                                   IMPORTANT

     The Purchaser reserves the right to amend the Offer (including amending the purchase price) upon entry into a merger agreement with the Company or otherwise or to negotiate a merger agreement with the Company not involving a tender offer. In connection with the Offer, Harcourt General, Inc., a Delaware corporation ("Harcourt"), or the Purchaser may commence a solicitation of proxies from the Company's stockholders against approval of the Proposed Sylvan Merger (as hereinafter defined). The Purchaser and Harcourt also reserve the right to solicit the votes of the Company's stockholders at any annual or special meeting of such stockholders.

     Any stockholder desiring to tender all or any portion of his Shares should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and any other required documents to the Depositary (as hereinafter defined) or tender such Shares pursuant to the procedures for book-entry transfer set forth in
Section 3 or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

     A stockholder who desires to tender his Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance may be directed to Goldman, Sachs & Co. (the "Dealer Managers") or to MacKenzie Partners, Inc. (the "Information Agent") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1

CERTAIN CONDITIONS TO THE OFFER.......................................................    4

THE TENDER OFFER......................................................................    6
 1. Terms of the Offer................................................................    6
 2. Acceptance for Payment and Payment................................................    7
 3. Procedures for Accepting the Offer and Tendering Shares...........................    8
 4. Withdrawal Rights.................................................................   11
 5. Certain Tax Consequences..........................................................   11
 6. Price Range of the Shares; Dividends..............................................   12
 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange
    Listing; Exchange Act Registration; Margin Regulations............................   12
 8. Certain Information Concerning the Company........................................   14
 9. Certain Information Concerning the Purchaser and Harcourt.........................   15
10. Background of the Offer; Contacts with the Company................................   17
11. Purpose of the Offer and the Proposed Harcourt Merger; Plans for the Company......   20
12. Source and Amount of Funds........................................................   25
13. Dividends and Distributions.......................................................   25
14. Certain Conditions of the Offer...................................................   26
15. Certain Legal Matters; Required Regulatory Approvals..............................   30
16. Certain Fees and Expenses.........................................................   34
17. Miscellaneous.....................................................................   34

Schedule I  Directors and Executive Officers of the Purchaser and Harcourt

To: The Stockholders of
    NATIONAL EDUCATION CORPORATION

                                    INTRODUCTION

     Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation ("Harcourt"), hereby offers to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of Goldman, Sachs & Co., as Dealer Managers (the "Dealer Managers"), IBJ Schroder Bank & Trust Company, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     The purpose of the Offer and the Proposed Harcourt Merger (as defined below) is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or similar business combination with the Purchaser (the "Proposed Harcourt Merger") pursuant to which each then outstanding Share (other than Shares owned by Harcourt or any of its wholly-owned subsidiaries, Shares held in the treasury of the Company and Shares held by stockholders who perfect appraisal rights under the Delaware General Corporation Law (the "DGCL")) would be converted into the right to receive cash in the same amount as received per Share in the Offer, and the Company would become a wholly-owned subsidiary of Harcourt. In connection with the Offer, Harcourt or the Purchaser may commence a solicitation of proxies from the Company's stockholders against approval of the Proposed Sylvan Merger. The Purchaser and Harcourt also reserve the right to solicit the votes of the stockholders of the Company at any annual or special meeting of such stockholders.

     The Offer is conditioned upon the fulfillment of certain conditions described herein. The Offer will expire at 12:00 midnight, New York City time, on Friday, May 16, 1997, unless extended.

     In October of 1994, a representative of Harcourt contacted a representative of the Company to explore the possibility of a sale of the Company. In connection therewith, Harcourt and the Company entered into a confidentiality agreement, which included a standstill provision expiring on October 26, 1996. After reviewing certain preliminary information provided by the Company and after several telephone conversations between the Chief Financial Officer of Harcourt and the then President and Chief Executive Officer of the Company and Richard C. Blum, a member of the Board of Directors of the Company, Harcourt terminated discussions with representatives of the Company in connection with its consideration of a possible acquisition of the Company.

     On March 12, 1997, the Company announced that it had entered into the Agreement and Plan of Reorganization, dated as of March 12, 1997 (the "Sylvan Merger Agreement"), with Sylvan Learning Systems, Inc., a Maryland corporation ("Sylvan"), contemplating the merger of a wholly-owned subsidiary of Sylvan with and into the Company, with the Company being the surviving corporation (the "Proposed Sylvan Merger"). In the Proposed Sylvan Merger, each Share would be converted into the right to receive 0.58 of one share of Sylvan's Common Stock, par value $.01 per share ("Sylvan Common Stock"). Based on the closing price of the Sylvan Common Stock on the Nasdaq National Market (the "NASDAQ NM") on March 11, 1997, the last trading day preceding the date of the announcement of the Sylvan Merger Agreement, of $35 1/8 per share, the Proposed Sylvan Merger would have had a value of approximately $788 million or $20.37 per Share. Based on the closing price of Sylvan Common Stock on the NASDAQ NM on April 15, 1997, the last trading day preceding the date of Harcourt's announcement that it would be commencing the Offer, of $29 1/8 per share, the Proposed Sylvan Merger would have had a value of approximately $653 million or $16.89 per Share. The Proposed Sylvan Merger is subject to certain conditions, including approval by the stockholders of Sylvan and the Company.

     The Sylvan Merger Agreement provides that, among other things, the Company, its affiliates and their respective officers, directors, employees, representatives and agents will (i) cease all ongoing negotiations with any other parties in connection with any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of the Company's material subsidiaries or any business combination with the Company or any of the Company's material subsidiaries, (ii) not solicit, initiate, encourage or furnish information in response to any inquiries or proposals that constitute, or could be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, or sale of shares of capital stock (including by way of a tender offer or similar transactions involving the Company) ("Company Acquisition Transactions"), (iii) not engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Company Acquisition Transaction, and (iv) not agree to, approve or recommend any Company Acquisition Transaction, except, with respect to clauses (ii) (as to the furnishing of information only), (iii) and (iv), if the Company's Board of Directors has received the written opinion of its counsel, Irell & Manella LLP, to the effect that the failure of the Company's Board of Directors to so act would constitute a violation of the Board of Directors' fiduciary responsibilities to the stockholders of the Company under the DGCL (it being understood that for this purpose, the failure to respond to a proposal for a Company Acquisition Transaction which in the judgment of the Company's Board of Directors and BZW, the investment banking division of Barclays Bank PLC and the Company's financial advisor, is superior, from a financial point of view, to the Company's stockholders in comparison to the Proposed Sylvan Merger may be deemed to be a breach of such fiduciary duty). If the Company receives any indications of interest or proposals with respect to any Company Acquisition Transaction, it is required under the Sylvan Merger Agreement to provide a copy of any such written proposal to Sylvan immediately after receipt thereof by the Company or any of its representatives or agents.

     Based on the foregoing, Harcourt believes that the Offer will permit the Company to furnish Harcourt with nonpublic information. The Sylvan Merger Agreement further provides in Section 6.3 that Sylvan may terminate the Sylvan Merger Agreement and become entitled to receive a fee of $30 million from the Company if (i) the Company's Board of Directors has withdrawn or modified its recommendation of the Sylvan Merger Agreement or the Proposed Sylvan Merger or has resolved to do so for any reason other than the occurrence of an event relating to Sylvan which has a material adverse effect on Sylvan, or (ii) the Company fails to hold its stockholders' meeting to approve the Proposed Sylvan Merger within 40 days after the Securities and Exchange Commission (the "Commission") declares effective the registration statement relating to the shares of Sylvan Common Stock to be issued in connection with the Proposed Sylvan Merger. In addition, the Sylvan Merger Agreement provides in Section 6.3 that Sylvan may terminate the Sylvan Merger Agreement and become entitled to receive a fee of $10 million from the Company if (i) the Company's stockholders fail to approve the Proposed Sylvan Merger or (ii) there has been a material breach of any representation, warranty, covenant or agreement of the Company which remains uncured after the time periods specified in the Sylvan Merger Agreement; provided that, an additional fee of $20 million shall be payable by the Company to Sylvan if the Company consummates a Company Acquisition Transaction within eight months of such termination.

     The Sylvan Merger Agreement may also be terminated, without the payment of any fee, by either Sylvan or the Company if the average last sale price for the Sylvan Common Stock for the ten trading days ending on the last trading day before the agreed upon effective time for the Proposed Sylvan Merger (the "Average Share Price") is less than $29.86; provided that the Company may not so terminate the Sylvan Merger Agreement if Sylvan agrees (the "Adjustment Option") at such effective time to revise the number of shares of Sylvan Common Stock to be issued in respect of each Share pursuant to the Proposed Sylvan Merger to equal the quotient of (i) $29.86 multiplied by 0.58 divided by (ii) the Average Share Price (the "Adjusted

Conversion Ratio"). According to the registration statement of Sylvan (and the preliminary proxy statement of the Company) with respect to the Proposed Sylvan Merger filed with the Commission on April 17, 1997, Sylvan will not exercise its Adjustment Option if the Average Share Price is below $29.13 (i.e. if the Adjusted Conversion Ratio is above 0.5945, a ratio above which the Company's stockholders would own 50% or greater of the combined company).

     On April 14, 1997, the board of directors of Harcourt approved the commencement of the Offer. On April 16, 1997, Harcourt sent a letter to the Company and issued a press release stating that Harcourt's board of directors had authorized the acquisition of the Company at a price of $19.50 per Share. On April 21, 1997, Harcourt commenced the Offer. See Section 10.

     The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section
15. In addition, by tendering Shares into the Offer, the Company's stockholders effectively will be given the opportunity to express to the Company's Board of Directors that they wish to be able to accept the Offer and to approve the Proposed Harcourt Merger or a similar transaction with Harcourt.

     Although the Purchaser will seek to have the Company consummate the Proposed Harcourt Merger as soon as practicable after consummation of the Offer, if the Board of Directors of the Company opposes the Offer and the Proposed Harcourt Merger, certain provisions of the DGCL and the Company's Restated Certificate of Incorporation (the "Charter") may affect the ability of the Purchaser to obtain control of the Company and to effect the Proposed Harcourt Merger. Accordingly, the timing and details of the Proposed Harcourt Merger will depend on a variety of factors and legal requirements, the actions of the Board of Directors of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer, and whether the Minimum Condition, the Sylvan Termination Condition, the No Impediments Condition, the Charter Condition and the Section 203 Condition (each as defined below) are satisfied.

     Although Harcourt will seek to enter into negotiations with the Company with respect to the Proposed Harcourt Merger, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. The Purchaser reserves the right to amend the Offer (including amending the purchase price) upon entry into a merger agreement with the Company or otherwise or to negotiate a merger agreement with the Company not involving a tender offer.

     In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Harcourt Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Harcourt may explore any and all options which may be available to it. In this regard, Harcourt or the Purchaser may commence a solicitation of proxies from the Company's stockholders against approval of the Proposed Sylvan Merger. Harcourt or the Purchaser may also determine to solicit the votes of the Company's stockholders at any annual or special meeting of such stockholders. After the expiration or termination of the Offer, Harcourt may seek to acquire additional Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise in order to obtain a sufficient number of Shares to approve the transactions contemplated hereby. In addition, after consummation of the Offer, whether or not the Purchaser acquires additional Shares, the Purchaser currently intends to seek to enter into the Proposed Harcourt Merger with the Company.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH HARCOURT OR THE PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

                        CERTAIN CONDITIONS TO THE OFFER

     The Offer is subject to the fulfillment of certain conditions, including the following:

     Minimum Condition. Consummation of the Offer is conditioned (the "Minimum Condition") upon there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1) Shares representing at least a majority of the total number of outstanding shares on a fully diluted basis (assuming conversion of all outstanding Convertible Debentures (as defined below) into Shares and the exercise of all outstanding options).

     According to the Sylvan Merger Agreement, as of March 12, 1997, there were issued and outstanding 36,239,254 Shares (including 697,556 Shares held in the Company's treasury). In addition, there were 5,197,787 Shares reserved for issuance in connection with the Company's stock option plans (of which options to purchase 3,113,013 Shares were outstanding on such date) and 2,300,000 Shares reserved for issuance upon conversion of the Company's 6 1/2% Convertible Subordinated Debentures due 2011 (the "Convertible Debentures"). Based on the foregoing, the Purchaser believes that the Minimum Condition would be satisfied if at least 20,477,356 Shares were validly tendered and not withdrawn prior to the Expiration Date.

     If, upon consummation of the Offer, the Purchaser and Harcourt together own a majority of the outstanding Shares (determined on a fully diluted basis), then the Purchaser and Harcourt will own sufficient Shares to enable them to effect stockholder approval of the Merger (subject to the requirements of the Charter Provision and the Section 203 Condition described below).

     Sylvan Termination Condition. Consummation of the Offer is conditioned upon the Sylvan Merger Agreement having been terminated without any payments by or penalties to the Company (other than any applicable payments pursuant to Section 6.3 of the Sylvan Merger Agreement) (the "Sylvan Termination Condition"). In the event that the Sylvan Merger Agreement has not been terminated and the Company is believed by the Purchaser to be taking steps to seek stockholder approval of the Sylvan Merger Agreement, Harcourt and the Purchaser may solicit proxies in opposition to the Proposed Sylvan Merger.

     No Impediments Condition. Consummation of the Offer is conditioned upon the Company not having entered into or effectuated any new or amended agreements with Sylvan or any other person or entity or otherwise having taken any action, including, without limitation, the declaration or payment of any dividend or distribution on the Shares, having the effect of impairing the ability of the Purchaser to acquire the Company or otherwise diminishing the expected economic value to the Purchaser of the acquisition of the Company (the "No Impediments Condition"). In the event that the Company enters into or effectuates any agreements or otherwise takes any action, or is taking steps to effectuate any such agreement or action, which the Purchaser believes will have the effect of preventing the satisfaction of the No Impediments Condition, Harcourt or the Purchaser may determine to solicit the votes of the stockholders of the Company at any annual or special meeting of such stockholders to change the composition of the Board of Directors of the Company in order to insure that the reconstituted Board of Directors will take all such actions necessary or appropriate (subject to such directors' fiduciary duties) to approve and effectuate the consummation of the Offer and the Proposed Harcourt Merger.

     Charter Condition. Consummation of the Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the unaffiliated stockholder vote specified in the Non-Affiliated Shares Provision (as hereinafter defined) would not be required prior to the consummation of the Proposed Harcourt Merger (the "Charter Condition"). The Charter provides that, in addition to any vote required by law, the affirmative vote of the holders of at least a majority of the Non-Affiliated Shares (as hereinafter defined) is required to approve certain business combinations (including the Proposed Harcourt Merger) between the Company and a person who or which, together with its affiliates and associates and persons with whom any of it, its affiliates and associates have an agreement regarding the Shares, is the beneficial owner of more than 10% of the outstanding Shares (a "Dominant Stockholder"), unless
(i) such business combination is approved by a majority of the directors of the Company who were directors prior to the time when such person became a Dominant Stockholder and continue to be directors at the time the determination is made or (ii) the per Share consideration to be received by the Company's stockholders in such business combination is not less than the highest per share price paid by the Dominant Stockholder in acquiring any Shares (the "Non-Affiliated Shares Provision"). "Non-Affiliated Shares" means Shares which are not beneficially owned by the Dominant Stockholder.

     The consummation of the Offer would make the Purchaser a "Dominant Stockholder." However, since the same per Share consideration would be paid in the Proposed Harcourt Merger as the purchase price offered in the Offer and since the Purchaser and its affiliates currently own only 100 Shares (all of which were acquired at $15.00 per share), the Purchaser believes that the Non-Affiliated Shares Provision would not be applicable to the Proposed Harcourt Merger. The Charter Condition would also be satisfied if a majority of the current members of the Board of Directors of the Company approved the Offer and the Proposed Harcourt Merger.

     Section 203 Condition. Consummation of the Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL has been complied with in connection with the Purchaser's acquisition of the Company or is invalid or otherwise inapplicable to the Purchaser in connection with the Offer and the Proposed Harcourt Merger (the "Section 203 Condition").

     The Proposed Harcourt Merger, including the timing and details thereof, is subject to, among other things, the provisions of the DGCL, including Section 203 thereof. In general, Section 203 of the DGCL provides that a Delaware corporation such as the Company may not engage in any "Business Combination" (defined to include a variety of transactions, including a merger) with any "Interested Stockholder" (defined generally as a person that directly or indirectly beneficially owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder became an Interested Stockholder, unless (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by persons who are directors and also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder.

     Section 203(b)(6) of the DGCL provides that the restrictions contained in
Section 203 of the DGCL do not apply to a Business Combination that is proposed prior to the consummation or abandonment of and following the announcement or notification of one of certain extraordinary transactions (including a merger) involving the corporation which transaction (i) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors and (ii) has been approved or has not been opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Accordingly, based on the foregoing, the Purchaser believes that, because the Sylvan Merger Agreement was approved by the Board of Directors of the Company, the restrictions on Business Combinations contained in Section 203 would not be applicable to the Proposed Harcourt Merger pursuant to Section 203(b)(6).

     The Section 203 Condition would also be satisfied if the Board of Directors of the Company approved the Offer and the Proposed Harcourt Merger prior to consummation of the Offer, or if, upon consummation of the Offer, the Purchaser owned at least 85% of the total voting stock of the Company outstanding at the time the transaction commenced (excluding Shares owned by persons who are directors and also officers of the Company and possibly excluding Shares held in certain employee stock plans), or if the Purchaser, in its sole discretion, were satisfied that Section 203 was invalid or its restrictions were otherwise inapplicable to the Purchaser in connection with the Proposed Harcourt Merger for any reason, including, without limitation, those specified in Section
203. See Section 11.

     Certain other conditions to the consummation of the Offer are described in
Section 14. The Purchaser expressly reserves the right to waive any one or more of the conditions to the Offer. See Sections 14 and 15.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, May 16, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4.

     Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15,
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. The Purchaser acknowledges (i) that Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

     The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, the Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION, THE SYLVAN TERMINATION CONDITION, THE NO IMPEDIMENTS CONDITION, THE CHARTER CONDITION AND THE SECTION 203 CONDITION. SEE SECTION
14. The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied, the Purchaser may, in its sole discretion, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that the Purchaser waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

     Requests are being made to the Company for the use of the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such requests, this Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in
Section 15.

     For information with respect to approvals which may be required to be obtained prior to the consummation of the Offer, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Investment Canada Act (Canada) (the "ICA") and the Competition Act (Canada) (the "Competition Act"), see Section 15.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

     The method of delivery of Share certificates, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-

Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

     DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

           (i) such tender is made by or through an Eligible Institution;

           (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

          (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the stockholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or Book-

Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary's account at a Book-Entry Transfer Facility.

     Backup Federal Income Tax Withholding. UNDER THE BACKUP FEDERAL INCOME TAX LAWS APPLICABLE TO CERTAIN STOCKHOLDERS (OTHER THAN CERTAIN EXEMPT STOCKHOLDERS, INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND CERTAIN FOREIGN INDIVIDUALS), THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO SUCH STOCKHOLDERS PURSUANT TO THE OFFER OR THE PROPOSED HARCOURT MERGER. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after March 31, 1997. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective upon the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and such other securities or rights for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of Harcourt, the Purchaser or any of their respective affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after June 20, 1997 (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of Harcourt, the Purchaser or any of their respective affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. CERTAIN TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or the Proposed Harcourt Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, each selling stockholder would generally recognize gain or loss equal to the difference between the amount of cash received and such stockholder's tax basis for the sold Shares. Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less.

     The foregoing discussion may not be applicable to certain types of stockholders, including stockholders who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies).

     The federal income tax discussion set forth above is included for general information only. Each stockholder is urged to consult such stockholder's tax advisor with respect to the tax consequences to such stockholder of the Offer and Proposed Harcourt Merger, including federal, state and local tax consequences.

     6. PRICE RANGE OF THE SHARES; DIVIDENDS. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Annual Report"), the Shares are listed and traded on the NYSE and the Pacific Stock Exchange ("PSE") under the symbol NEC. The following table sets forth, for the quarters indicated, the high and low market prices per Share as reported in the 1996 Annual Report with respect to periods occurring in 1995 and 1996 and as reported by published financial sources with respect to periods in 1997.

                                                                       HIGH     LOW
                                                                       ----     ----
        Year Ended December 31, 1995:
          First Quarter..............................................  $4 5/8   $2 1/2
          Second Quarter.............................................   5 3/4    3 1/8
          Third Quarter..............................................   8 3/8    4 7/8
          Fourth Quarter.............................................   8 3/4    6 3/8

        Year Ended December 31, 1996:
          First Quarter..............................................  11 3/4    7 5/8
          Second Quarter.............................................  22 3/4   11 3/4
          Third Quarter..............................................  20 3/4   13
          Fourth Quarter.............................................  19 1/4   11 5/8

        Year Ended December 31, 1997:
          First Quarter..............................................  17 1/2   12 3/8
          Second Quarter (through April 15, 1997)....................  15 1/2   12 3/8

     According to the 1996 Annual Report, no cash or stock dividends were declared or paid on the Shares during 1996 or 1995 and the Company has no present intent to pay cash dividends.

     On March 11, 1997, the last full day of trading prior to the announcement of the execution of the Sylvan Merger Agreement, according to published sources, the reported closing price on the NYSE Composite Tape for the Shares was $17 1/8 per Share. On April 15, 1997, the last full day of trading prior to the announcement by Harcourt that it would be commencing the Offer, according to published sources, the reported closing price on the NYSE Composite Tape for the Shares was $15.00 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

     Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price therefor.

     Stock Exchange Listing. The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. The Shares are also listed on the PSE. Depending upon the number of Shares purchased pursuant to the Offer and the number of Shares accumulated by other parties, the Shares may no longer meet the requirements of the NYSE and the PSE for continued listing on the NYSE and the PSE and may be delisted.

     According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000.

     According to the PSE's published guidelines, the PSE would consider delisting the Shares if, among other things, (i) the number of public beneficial holders of Shares should fall below 400 or the number of beneficial holders of at least 100 Shares should fall below 300, (ii) the number of publicly held Shares should fall below 200,000 (exclusive of management or other concentrated holdings) and the aggregate market value of publicly held Shares should drop below $1,000,000 (exclusive of management or other concentrated holdings), (iii) the Company's net worth should drop below $4,000,000 or (iv) the bid price of the Shares should drop to less than $3 per Share.

     Depending upon the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE and/or the PSE. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE or the PSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

     In the event that the Shares were no longer listed or traded on the NYSE and/or the PSE, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or NASDAQ reporting. The Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of the Purchaser to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer, if the Shares are then eligible for such termination.

     If registration of the Shares is not terminated prior to the Proposed Harcourt Merger, then the Shares will be delisted from the NYSE and the PSE and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Proposed Harcourt Merger.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

     8. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. The summary information concerning the Company in this Section 8 and elsewhere in this Offer to Purchase is derived from the 1996 Annual Report and other publicly available information. The summary information set forth below is qualified in its entirety by reference to such reports (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available reports and documents filed by the Company with the Commission and other publicly available information. Although the Purchaser and Harcourt do not have any knowledge that would indicate that any statements contained herein based upon such reports are untrue, neither the Purchaser nor Harcourt assumes any responsibility for the accuracy or completeness of the information contained therein, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser and Harcourt.

     General. The Company is a global provider of interactive multimedia products and services for the education and training marketplace. The Company was originally incorporated in California in 1954 and reincorporated in Delaware in 1972. The Company's business is conducted primarily through three operating entities: ICS Learning Systems, Inc. ("ICS"), Steck-Vaughn Publishing Corporation ("Steck-Vaughn") and National Education Training Group, Inc. ("NETG").

     ICS provides distance learning opportunities in vocational, degree and professional self-studies to consumers and companies throughout the world. Headquartered in Scranton, Pennsylvania, ICS and its predecessors have provided distance education opportunities to over 11 million students since its founding in 1890.

     Steck-Vaughn publishes supplemental educational materials used in elementary, secondary and adult education. Headquartered in Austin, Texas, Steck-Vaughn, together with its predecessors, has been a publisher of educational materials since 1936. Steck-Vaughn closed its initial public offering in July 1993; currently, the Company owns approximately 83% of Steck-Vaughn.

     Established in the late 1960s, NETG develops, markets and distributes interactive multimedia products to train information technology professionals and end-users of technology. Headquartered in Naperville, Illinois, NETG offers multimedia training solutions to help organizations worldwide maximize their performance and their investments in people and technology.

     Financial Information. Set forth below are certain selected consolidated financial data for the Company's last three fiscal years which were derived from the 1996 Annual Report. More comprehensive financial information is included in the reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents including the financial information and related notes contained therein. Such reports and other documents may be examined and copies thereof may be obtained from the offices of the Commission and the NYSE in the manner set forth below.

                         NATIONAL EDUCATION CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1996         1995          1994
                                                           --------     ---------     ---------
INCOME STATEMENT DATA
Net revenues.............................................  $288,801     $ 258,598     $ 241,614
Income (loss) from continuing operations.................    21,360       (87,223)      (14,093)
Income (loss) from discontinued operations...............        --            --        (9,420)
Loss on disposal of discontinued operations..............        --            --       (40,032)
Net income (loss)........................................    21,360       (87,223)      (63,545)

EARNINGS (LOSS) PER SHARE
From continuing operations...............................  $    .58     $   (2.73)    $    (.48)
Net income (loss)........................................       .58         (2.73)        (2.14)
Weighted average number of shares outstanding
  (primary)..............................................    36,691        31,893        29,640

BALANCE SHEET DATA (At Period End)
Cash and investment securities...........................  $ 19,129     $  23,868     $  28,130
Total assets.............................................   222,089       185,262       270,245
Long-term debt and capital lease obligations.............    87,203        66,333        83,883
Stockholders' equity.....................................    34,018         7,481        73,016

     The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. In addition, such material should also be available for inspection at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Company set forth in this Offer to Purchase has been derived from publicly available information.

     9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND HARCOURT. The Purchaser, a Delaware corporation and a wholly owned subsidiary of Harcourt, was organized in connection with the Offer and has not carried on any activities to date other than those incident to its formation and the commencement of the Offer.

     The principal businesses of Harcourt are publishing and specialty retailing. Harcourt also has operations in career transition and related professional services.

     Harcourt Brace & Company, a wholly-owned subsidiary of Harcourt ("Harcourt Brace"), is among the world's largest publishing houses, publishing books, scholarly journals and related materials in both print and electronic media for the educational, scientific, technical, medical, professional and trade markets. The educational and trade publishing group of Harcourt Brace includes the operations of Harcourt Brace School; Holt, Rinehart and Winston; Harcourt Brace College and The Psychological Corporation. Harcourt Brace

School publishes textbooks and related instructional materials for kindergarten through grade 8. Holt, Rinehart and Winston publishes instructional materials for grades 7 through 12. Harcourt Brace College publishes books and other materials for the college and university market under the Harcourt Brace, Saunders and Dryden Press imprints. The Psychological Corporation provides tests and related products and services for educational, psychological, clinical and professional assessment and, through its subsidiary, Assessment Systems, provides computerized tests for business and professional credentialing and licensing. The Harcourt Brace trade division publishes children's books, general adult fiction and nonfiction hardcover books, and trade paperbacks under the Harvest imprint.

     The scientific, technical, medical and professional publishing group of Harcourt Brace includes the operations of Academic Press, W.B. Saunders, Harcourt Brace Professional Publishing and Harcourt Brace Legal and Professional Publishing. Academic Press publishes scholarly books and journals in print and electronic formats in the life, physical, social and computer sciences, which are sold in the United States and abroad. W.B. Saunders publishes books and periodicals as well as other multimedia materials in the health sciences, which are sold in the United States and abroad, and, through its International Medical News Group division, which was acquired in January 1996, publishes advertising-based newspapers for physicians. Harcourt Brace Professional Publishing publishes reference guides and newsletters for certified public accountants and tax professionals. Harcourt Brace Legal and Professional Publishing conducts review courses under the BAR/BRI name for individuals preparing for bar examinations, as well as review courses for CPA accreditation and graduate school entrance examinations.

     Harcourt also owns approximately 53% of the outstanding equity of The Neiman Marcus Group, Inc. ("NMG"), which operates Neiman Marcus Stores, Bergdorf Goodman and NM Direct. NMG is a separate public company which is listed on the NYSE and is subject to the reporting requirements of the Exchange Act. Neiman Marcus Stores is a high fashion specialty retailer which offers women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious jewelry, decorative home accessories, fine china, crystal and silver, gourmet food products and children's apparel and gift items. Bergdorf Goodman is a high fashion, exclusive retailer of high quality women's and men's apparel, fashion accessories, precious jewelry, decorative home accessories, gifts and gourmet foods. NM Direct operates an upscale direct marketing business, which primarily offers apparel under the Neiman Marcus name and, through its Horchow catalog, offers hard goods such as home furnishings and decorative accessories to its domestic and international customers.

     Harcourt believes that Drake Beam Morin, Inc., a wholly-owned subsidiary of Harcourt ("DBM"), is the world's leading organizational and individual transition consulting firm. DBM assists organizations and individuals worldwide in outplacement, employee selection, performance evaluation, career management and transition management.

     The name, citizenship, business address, principal occupation or employment, and five year employment history of each of the directors and executive officers of the Purchaser and Harcourt and certain other information are set forth in Schedule I hereto.

     Set forth below are certain selected consolidated financial data relating to Harcourt and its subsidiaries for Harcourt's last three fiscal years which have been derived from the financial statements contained in Harcourt's Annual Reports to its stockholders for the fiscal years ended October 31, 1996 and October 31, 1995 filed by Harcourt with the Commission. More comprehensive financial information is included in the reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by Harcourt with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be examined and copies thereof may be obtained from the offices of the Commission and the NYSE in the same manner as set forth with respect to information about the Company in Section 8.

                             HARCOURT GENERAL, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                              FOR THE YEAR ENDED OCTOBER 31,
                                                         ----------------------------------------
                                                            1996           1995           1994
                                                         ----------     ----------     ----------
INCOME STATEMENT DATA
Revenues...............................................  $3,289,919     $3,034,736     $2,850,777
Operating earnings.....................................     344,722        317,896        310,140
Net earnings...........................................     190,851        165,883        177,532

BALANCE SHEET DATA (At Period End)
Cash and equivalents and short-term investments........  $  774,916     $  606,823     $  819,659
Total assets...........................................   3,326,238      2,884,336      3,242,364
Total long-term liabilities............................     939,074        999,854      1,123,341
Total shareowners' equity..............................   1,033,532        941,113      1,047,355

     Harcourt currently beneficially owns 100 Shares (less than 1%) of the 35,541,698 Shares represented by the Company in the Sylvan Merger Agreement as outstanding at March 12, 1997, all of which Shares were acquired by Harcourt on the open market on April 15, 1997 at a price of $15.00 per Share.

     Except as set forth elsewhere in this Offer to Purchase: (i) neither Harcourt nor the Purchaser nor, to the knowledge of Harcourt or the Purchaser, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Harcourt or the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither Harcourt nor the Purchaser nor, to the knowledge of Harcourt or the Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither Harcourt nor the Purchaser nor, to the knowledge of Harcourt or the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) since January 1, 1994, there have been no transactions which would require reporting under the rules and regulations of the Commission between Harcourt or the Purchaser or any of their respective subsidiaries or, to the knowledge of Harcourt or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and
(v) since January 1, 1994, there have been no contacts, negotiations or transactions between Harcourt or the Purchaser or any of their respective subsidiaries or, to the knowledge of Harcourt or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. In October of 1994, John R. Cook, Senior Vice President and Chief Financial Officer of Harcourt, contacted Jerome Cwertnia, the then President and Chief Executive Officer of the Company, to explore the possibility of an acquisition of the Company. In connection therewith, Harcourt and the Company entered into a confidentiality agreement, which included a standstill provision expiring on October 26, 1996. After reviewing certain preliminary information provided by the Company and after several telephone conversations between Mr. Cook and each of Mr. Cwertnia and Mr. Richard C. Blum, a member of the Company's Board of Directors, Harcourt terminated discussions with representatives of the Company in connection with its consideration of a possible acquisition of the Company.

     On March 12, 1997, the Company announced that it had entered into the Sylvan Merger Agreement contemplating the Proposed Sylvan Merger. In the Proposed Sylvan Merger, each Share would be converted into the right to receive
0.58 of one share of Sylvan Common Stock. Based on the closing price of the Sylvan

Common Stock on the NASDAQ NM on March 11, 1997, the last trading day preceding the date of the announcement of the Sylvan Merger Agreement, of $35 1/8 per share, the Proposed Sylvan Merger would have had a value of approximately $788 million or $20.37 per Share. Based on the closing price of the Sylvan Common Stock on the NASDAQ NM on April 15, 1997, the last day preceding the date of Harcourt's announcement that it would be commencing the Offer, of $29 1/8 per share, the Proposed Sylvan Merger would have had a value of approximately $653 million or $16.89 per Share. The Proposed Sylvan Merger is subject to certain conditions, including approval by the stockholders of Sylvan and the Company.

     The Sylvan Merger Agreement provides that, among other things, the Company, its affiliates and their respective officers, directors, employees, representatives and agents will (i) cease all ongoing negotiations with any other parties in connection with any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of the Company's material subsidiaries or any business combination with the Company or any of the Company's material subsidiaries, (ii) not solicit, initiate, encourage or furnish information in response to any inquiries or proposals that constitute, or could be expected to lead to, a proposal or offer for a Company Acquisition Transaction, (iii) not engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Company Acquisition Transaction, and (iv) not agree to, approve or recommend any Company Acquisition Transaction, except, with respect to clauses (ii) (as to the furnishing of information only), (iii) and (iv), if the Company's Board of Directors has received the written opinion of its counsel, Irell & Manella LLP, to the effect that the failure of the Company's Board of Directors to so act would constitute a violation of the Board of Directors' fiduciary responsibilities to the stockholders of the Company under the DGCL (it being understood that for this purpose, the failure to respond to a proposal for a Company Acquisition Transaction which in the judgment of the Company's Board of Directors and BZW, the investment banking division of Barclays Bank PLC and the Company's financial advisor, is superior, from a financial point of view, to the Company's stockholders in comparison to the Proposed Sylvan Merger may be deemed to be a breach of such fiduciary duty). If the Company receives any indications of interest or proposals with respect to any Company Acquisition Transaction, it is required under the Sylvan Merger Agreement to provide a copy of any such written proposal to Sylvan immediately after receipt thereof by the Company or any of its representatives or agents.

     Based on the foregoing, Harcourt believes that the Offer will permit the Company to furnish Harcourt with non-public information. The Sylvan Merger Agreement further provides in Section 6.3 that Sylvan may terminate the Sylvan Merger Agreement and become entitled to receive a fee of $30 million from the Company if (i) the Company's Board of Directors has withdrawn or modified its recommendation of the Sylvan Merger Agreement or the Proposed Sylvan Merger or has resolved to do so for any reason other than the occurrence of an event relating to Sylvan which has a material adverse effect on Sylvan, or (ii) the Company fails to hold its stockholders' meeting to approve the Proposed Sylvan Merger within 40 days after the Commission declares effective the registration statement relating to the shares of Sylvan Common Stock to be issued in connection with the Proposed Sylvan Merger. In addition, the Sylvan Merger Agreement provides in Section 6.3 that Sylvan may terminate the Sylvan Merger Agreement and become entitled to receive a fee of $10 million from the Company if (i) the Company's stockholders fail to approve the Proposed Sylvan Merger or
(ii) there has been a material breach of any representation, warranty, covenant or agreement of the Company which remains uncured after the time periods specified in the Sylvan Merger Agreement; provided that, an additional fee of $20 million shall be payable by the Company to Sylvan if the Company consummates a Company Acquisition Transaction within eight months of such termination.

     The Sylvan Merger Agreement may also be terminated, without the payment of any fee, by either Sylvan or the Company if the Average Share Price is less than $29.86; provided that the Company may not so terminate the Sylvan Merger Agreement if Sylvan exercises the Adjustment Option. According to the registration statement of Sylvan (and the preliminary proxy statement of the Company) with respect to the Proposed Sylvan Merger filed with the Commission on April 17, 1997, Sylvan will not exercise its Adjustment Option if the Average Share Price is below $29.13 (i.e. if the Adjusted Conversion Ratio is above 0.5945, a ratio above which the Company's stockholders would own 50% or greater of the combined company).

     On April 14, 1997, the board of directors of Harcourt approved the commencement of the Offer. On the same day, Robert L. Friedman of Simpson Thacher & Bartlett, counsel to Harcourt, telephoned Mr. Richard

C. Blum, a member of the Board of Directors of the Company, and informed Mr. Blum that Harcourt wished to acquire the Company. Late in the evening on April 15, 1997, Mr. Friedman telephoned Mr. Blum again to inform him that Harcourt was disseminating a press release early the following morning announcing its intention to commence a tender offer for all outstanding Shares at $19.50 per Share. Further discussions between Mr. Friedman and Mr. Blum took place on April 16 and April 17, 1997. In each of these telephone conversations, Mr. Blum indicated his doubt that the Board of Directors of the Company would endorse Harcourt's offer. On the morning of April 16, 1997, Richard A. Smith, Chairman and Chief Executive Officer of Harcourt, sent the following letter to Mr. Sam Yau, President and Chief Executive Officer of the Company:

     Mr. Sam Yau
     President and Chief Executive Officer
     National Education Corporation
     2601 Main Street
     Irvine, CA 92614

     Dear Mr. Yau:

          Harcourt General, Inc. ("Harcourt") announced today that it will commence a cash tender offer for all of the outstanding shares of National Education Corporation ("NEC") at $19.50 per share. This price represents a 15.4% premium over the value of the NEC/Sylvan Learning Systems, Inc. ("Sylvan") stock proposal announced last month, based upon the closing price of the Sylvan shares on April 15, and a 54.5% premium over the closing market price of the NEC shares on March 4, five trading days before NEC's merger agreement with Sylvan was announced (and prior to the sharp increase in the market price of NEC's shares during such period prior to the announcement of the NEC/Sylvan transaction). Following the completion of the tender offer, Harcourt intends to effect a merger in which all remaining NEC stockholders will also receive the same cash price paid in the tender offer. Our tender offer is not subject to any financing contingencies. We believe our offer provides an extraordinary cash value to all of your stockholders.

          As you undoubtedly know, we have expressed interest in a possible business combination between our two companies in the past. Following the announcement of your transaction with Sylvan, we conducted an intensive strategic review and have concluded that the strategic and financial advantages of combining our two companies are too compelling to ignore. While in most circumstances we would have preferred to precede our offer with discussions with you and your management, in light of your existing agreement with Sylvan and to underscore the seriousness of our intentions, we believed that commencing an offer was the best way to facilitate the consideration of our proposal by you and your Board. Indeed, we would strongly prefer to negotiate a merger agreement with standard terms and conditions to the extent you are permitted to do so under your existing agreement.

          The price we are offering in our proposal, $19.50 per share, clearly provides significantly greater and more certain value to your stockholders than the proposed transaction with Sylvan. Accordingly, we strongly believe that, pursuant to Section 3.2 of your agreement with Sylvan, you should promptly request and obtain from your counsel their opinion confirming that you and your Board of Directors are obligated by principles of fiduciary duty to consider, and fully inform yourselves with respect to, our proposal. Also, we expect that, upon your receipt of such advice and consistent with your clear fiduciary duties, any information which has been made available to Sylvan be made available to us as well, so that our offer and its terms may be formulated with the full benefit of all information provided to Sylvan.

          Our Board of Directors is fully supportive of our proposal and has authorized and approved it. Consistent with our Board's action, we and our advisors are prepared to meet with you and your advisors at your earliest convenience. Nonetheless, until the proposed pending transaction with Sylvan is terminated in accordance with its terms and NEC enters into an agreement with us, our cash tender will stand on its own as an offer made directly to your stockholders. While we understand that your agreement with Sylvan is subject to a breakup fee, we assume that you have been advised by your counsel concerning the Board's fiduciary responsibilities and will not place any additional impediments in the way of stockholder choice or otherwise improperly interfere with the election machinery or voting process.

          We look forward to meeting with you and your Board shortly. With your cooperation, we are confident that a transaction can be concluded which will be in the best interests of your company and its stockholders. Please call at your earliest convenience so that we can discuss our proposal in full detail.

                                          Sincerely,

                                          /s/ RICHARD A. SMITH
                                          ---------------------
                                          Richard A. Smith
                                          Chief Executive Officer

     Also in the morning on April 16, 1997, Harcourt issued the following press release:

          "Harcourt General, Inc. announced today that it will commence an all-cash tender offer for all of the outstanding common shares of National Education Corporation at a price of $19.50 per share.

          Following the completion of the tender offer, Harcourt General intends to effect a merger in which all remaining NEC stockholders will also receive the same cash price paid in the tender offer.

          Harcourt General's $19.50 per share offer, which has a total transaction value of approximately $740 million, represents a 15.4% premium over the value of the NEC/Sylvan Learning Systems, Inc. stock merger proposal announced last month, based upon the per share price of the Sylvan shares yesterday, and a 54.5% premium over the closing market price of NEC shares on March 4, five trading days before the NEC/Sylvan merger proposal was announced.

          Richard A. Smith, chairman and chief executive officer of Harcourt General said 'NEC fits very well with and adds significant growth potential to our existing portfolio of educational businesses. It would add new distribution channels for our existing products and would also accelerate our entry into several non-traditional educational high growth markets, including distance learning, supplemental publishing and computer-based training.'

          The tender offer is subject to customary conditions and the termination of the merger agreement between NEC and Sylvan in accordance with its terms. The offer will not be subject to any financing contingencies. The complete terms and conditions of the tender offer will be set forth in the offering documents to be filed shortly with the Securities and Exchange Commission.

          Harcourt General also indicated that it plans, subject to its ability to effectuate the merger with NEC, to seek to acquire the outstanding shares of common stock of Steck-Vaughn Publishing Corporation not currently owned by NEC at a price per share of $14.00. Harcourt General has not yet determined the manner in which it would seek to acquire the Steck-Vaughn shares or the timing of any such acquisition. Harcourt General reserves the right to change its plan to acquire Steck Vaughn shares and, accordingly, there can be no assurance that it will acquire the Steck-Vaughn shares."

     On April 21, 1997, the Purchaser commenced the Offer.

     11. PURPOSE OF THE OFFER AND THE PROPOSED HARCOURT MERGER; PLANS FOR THE COMPANY.

     Purpose of the Offer and the Proposed Harcourt Merger. The purpose of the Offer is for Harcourt to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all Shares. The Purchaser is seeking to consummate the Proposed Harcourt Merger with the Company as promptly as practicable following the consummation of the Offer. The purpose of the Proposed Harcourt Merger is to acquire all Shares not beneficially owned by the Purchaser following the consummation of the Offer.

     Pursuant to the Proposed Harcourt Merger, each Share outstanding (other than Shares owned by Harcourt or any of its wholly-owned subsidiaries, Shares held in the treasury of the Company, and Shares held by stockholders who perfect appraisal rights under the DGCL) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. Although it is the current intention of Harcourt to consummate the Proposed Harcourt Merger as promptly as practicable following the consummation of the Offer, such consummation depends on a number of factors and circumstances, and there can be no assurance that the Proposed Harcourt Merger will be consummated or, if consummated, the timing thereof.

     Consummation of the Proposed Harcourt Merger will require approval by the Company's Board of Directors and the affirmative vote of the holders of a majority of the Shares outstanding if, following completion of the Offer, the Purchaser owns less than 90% of the outstanding Shares. Assuming the Offer is consummated and that the Minimum Condition and the other conditions to the Offer are satisfied, the Purchaser will hold a majority of the Shares outstanding and sufficient Shares for stockholder approval of the Proposed Harcourt Merger. However, as described below, certain provisions of the Charter and the DGCL may impair or delay the obtaining of the approval of the Company's Board of Directors and the consummation of the Proposed Harcourt Merger.

     Alternatively, the "short-form" merger provisions of the DGCL provide that if, following completion of the Offer, the Purchaser owns 90% or more of the Shares, the Purchaser would have the power to consummate the Proposed Harcourt Merger without any action by the Company's Board of Directors and without the vote of any of the Company's other stockholders.

     Although Harcourt will seek to enter into negotiations with the Company with respect to the Proposed Harcourt Merger, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. The Purchaser reserves the right to amend the Offer (including amending the purchase price) upon entry into a merger agreement with the Company or otherwise or to negotiate a merger agreement with the Company not involving a tender offer.

     In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Harcourt Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Harcourt may explore any and all options which may be available to it. In this regard, Harcourt or the Purchaser may commence a solicitation of proxies from the Company's stockholders against approval of the Proposed Sylvan Merger. Harcourt or the Purchaser may also determine to solicit the votes of the Company's stockholders at any annual or special meeting of such stockholders. After the expiration or termination of the Offer, Harcourt may seek to acquire additional Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise in order to obtain a sufficient number of Shares to approve the transactions contemplated hereby. In addition, after consummation of the Offer, whether or not the Purchaser acquires additional Shares, the Purchaser currently intends to seek to enter into the Proposed Harcourt Merger with the Company.

     The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section
15. In addition, by tendering Shares into the Offer, the Company's stockholders effectively will be given the opportunity to express to the Company's Board of Directors that they wish to be able to accept the Offer and to approve the Proposed Harcourt Merger or a similar transaction with Harcourt.

     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WHICH HARCOURT OR THE PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

     Plans for the Company. If Harcourt acquires control of the Company, it intends to conduct a further review of the Company and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, Harcourt will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect such actions or changes. Harcourt's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of the Company or its subsidiaries, actions by the Company or its subsidiaries and other factors. Harcourt currently intends, subject to its ability to effectuate the Proposed Harcourt Merger, to seek to acquire the outstanding shares of common stock of Steck-Vaughn not currently owned by the Company (the "SV Shares") at a price per share of $14.00. Harcourt has not yet determined the manner in which it would seek to acquire the SV Shares, whether through a merger, tender offer or open market or privately negotiated purchases, or the timing of any such transaction or transactions. Harcourt reserves the right to change its plan to acquire SV Shares and, accordingly, there can be no assurance that Harcourt will consummate the acquisition of the SV Shares.

     Except as described in this Offer to Purchase, neither Harcourt nor the Purchaser has any present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company (other than changes to the Board of Directors if the Proposed Harcourt Merger is consummated), (iv) any material changes in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

     If the Offer is consummated with the Minimum Condition being satisfied, the Purchaser will hold a majority of the Shares outstanding and sufficient Shares for stockholder approval of the Proposed Harcourt Merger. However, in light of the restrictions described below, there can be no assurance that the Proposed Harcourt Merger will be proposed to the stockholders of the Company or be consummated or as to the timing thereof. NONETHELESS, IF THE BOARD OF DIRECTORS OF THE COMPANY VOTES TO APPROVE THE OFFER AND THE PROPOSED HARCOURT MERGER, THE CHARTER CONDITION AND THE SECTION 203 CONDITION WILL BE SATISFIED.

     Neither Harcourt nor the Purchaser can give any assurance as to whether, as a result of information hereafter obtained by either Harcourt or the Purchaser, changes in general economic or market conditions or in the business of the Company, or other presently unforeseen factors, the Proposed Harcourt Merger will be proposed to the Company's stockholders or whether the Proposed Harcourt Merger will be delayed or abandoned. If for any reason the Proposed Harcourt Merger is not consummated, Harcourt and the Purchaser reserve the right to acquire additional Shares following the expiration of the Offer through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by Harcourt and the Purchaser.

     Board and Stockholder Approval. In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the Board of Directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. Assuming that the Offer is consummated and that the Minimum Condition and the other conditions to the Offer are satisfied, the Purchaser will hold a majority of the Shares outstanding and sufficient Shares for stockholder approval of the Proposed Harcourt Merger and the election of directors of the Company. If the Offer is consummated, but the Purchaser acquires or controls the voting power of less than 90% of the Shares and the members of the Company's Board of Directors refuse to approve the Proposed Harcourt Merger, Harcourt or the Purchaser may determine to solicit additional votes of the stockholders of the Company at any annual or special meeting of such stockholders in order to change the composition of the Board of Directors of the

Company to ensure that the reconstituted Board of Directors will take all such actions necessary or appropriate (subject to such directors' fiduciary duties) to approve and effectuate the consummation of the Proposed Harcourt Merger. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders or the board of directors of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the Shares, the Purchaser could, and intends to, effect the Proposed Harcourt Merger without prior notice to, or any action by, any other stockholder of the Company or the Board of Directors of the Company.

     Delaware Business Combination Law. In general, Section 203 of the DGCL provides that a Delaware corporation such as the Company may not engage in any Business Combination (defined to include a variety of transactions, including a merger) with any Interested Stockholder (defined generally as a person that, directly or indirectly, beneficially owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder becomes an Interested Stockholder. The Business Combination Prohibition does not apply if certain conditions, described below, are satisfied. Section 203 of the DGCL provides that a "beneficial owner" of voting stock includes any person who, individually or together with any of its affiliates or associates, has (i) the right to acquire voting stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding, or (iii) any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of such stock with any other person that beneficially owns, directly or indirectly, such stock.

     The Business Combination Prohibition does not apply to a particular Business Combination between a corporation and a particular Interested Stockholder if (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares held by (x) persons who are directors and also officers of the corporation and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is
(a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder.

     Section 203(b)(6) of the DGCL provides that the restrictions contained in
Section 203 of the DGCL do not apply to a Business Combination that is proposed prior to the consummation or abandonment of and following the announcement or notification of one of certain extraordinary transactions (including a merger) involving the corporation which transaction (i) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors and (ii) has been approved or has not been opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. Accordingly, based on the foregoing, the Purchaser believes that, because the Sylvan Merger Agreement was approved by the Board of Directors of the Company, the restrictions on Business Combinations contained in Section 203 would not be applicable to the Proposed Harcourt Merger pursuant to Section 203(b)(6). In any event, under the circumstances of the Offer and under applicable law, the Purchaser believes that the Board of Directors of the Company is obligated by its fiduciary responsibilities to approve, pursuant to
Section 203 of the DGCL, the acquisition of Shares pursuant to the Offer and the Proposed Harcourt Merger.

     The foregoing summary of Section 203 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the provisions of
Section 203 of the DGCL.

     Non-Affiliated Shares Provision. The Charter provides that, in addition to any vote required by law, the affirmative vote of the holders of at least a majority of the Non-Affiliated Shares is required to approve certain business combinations (including the Proposed Harcourt Merger) between the Company and a Dominant Stockholder, unless (i) such business combination is approved by a majority of the directors of the Company who were directors prior to the time when such person became a Dominant Stockholder and continue to be directors at the time the determination is made or (ii) the per Share consideration to be received by the Company's stockholders in such business combination is not less than the highest per share price paid by the Dominant Stockholder in acquiring any Shares. The Charter Condition requires that the Purchaser be satisfied, in its sole discretion, that the unaffiliated stockholder vote specified in the Non-Affiliated Shares Provision would not be required prior to the consummation of the Proposed Harcourt Merger.

     The consummation of the Offer would make the Purchaser a Dominant Stockholder. However, since the same per Share consideration would be paid in the Proposed Harcourt Merger as the purchase price offered in the Offer and since the Purchaser and its affiliates currently own only 100 Shares (all of which were acquired at $15.00 per share), the Purchaser believes that the Non-Affiliated Shares Provision would not be applicable to the Proposed Harcourt Merger. The Charter Condition would also be satisfied if a majority of the current members of the Board of Directors of the Company approved the Offer and the Proposed Harcourt Merger. The Purchaser believes that under the circumstances of the Offer and under applicable law, the Board of Directors of the Company is obligated by its fiduciary responsibilities to so approve the Proposed Harcourt Merger in order to permit the Offer and the Proposed Harcourt Merger to be consummated.

     The foregoing summary of the Non-Affiliated Shares Provision does not purport to be complete and is qualified in its entirety by reference to the provisions of the Charter.

     Other Charter and By-law Provisions. The Charter and the Company's By-laws (the "By-laws") contain certain provisions that may delay the consummation of the Proposed Harcourt Merger following the purchase of the Shares pursuant to the Offer, including, among other things, (i) a provision that provides that the Company's Board of Directors be classified into three classes, with each class elected for a term of three years and one class elected each year at the Company's annual meeting of stockholders, (ii) a provision that special meetings of stockholders may be called only by the Chief Executive Officer or the Board of Directors of the Company and (iii) a provision that the stockholders may amend the By-laws only by the affirmative vote of the holders of not less than two-thirds of the outstanding Shares.

     If the members of the Company's Board of Directors were to refuse to approve the Proposed Harcourt Merger following the consummation of the Offer, unless 90% or more of the outstanding Shares were tendered and purchased thereby, Harcourt would have to replace at least a majority of the members of the Company's Board of Directors in order to consummate the Proposed Harcourt Merger. In order to obtain control of the Company's Board of Directors, Harcourt would have to seek to amend the By-laws, at a meeting of the Company's stockholders, to increase the size of the Board of Directors to a number sufficient to elect at such meeting a majority of the directors. Harcourt or the Purchaser may determine to solicit the votes of the stockholders of the Company at any annual or special meeting of stockholders for such purpose.

     The foregoing summary of these Charter and By-law provisions does not purport to be complete and is qualified in its entirety by reference to the full text of the Charter and By-laws.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Proposed Harcourt Merger is consummated, stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Proposed Harcourt Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per the applicable Share pursuant to the Offer or the consideration per the applicable Share to be paid in the Proposed Harcourt Merger.

     In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     "Going Private" Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Harcourt Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Proposed Harcourt Merger or other business combination or (ii) the Proposed Harcourt Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Proposed Harcourt Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction.

     12. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Proposed Harcourt Merger is estimated to be approximately $785.0 million. The Purchaser plans to obtain all funds needed for the Offer and the Proposed Harcourt Merger through a capital contribution and/or a loan which will be made by Harcourt to the Purchaser. Harcourt plans to use funds it has available in cash and equivalents and short-term investments and by borrowing under its existing $400 million revolving credit facility (the "Revolving Credit Facility"). Harcourt expects that such borrowings would be repaid from cash flow from the normal operations of Harcourt's businesses. The Offer is not conditioned on obtaining financing.

     The Revolving Credit Facility is provided pursuant to a Credit Agreement (the "Credit Agreement") dated as of December 16, 1994 among Harcourt, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc, as co-agents, and a group of 13 lenders party thereto. Under the Credit Agreement, Harcourt may request that its lenders make committed loans which bear interest at a per annum rate determined according to Harcourt's senior debt rating and one of several pricing options selected by Harcourt. Under the Credit Agreement, Harcourt may also request that its lenders make uncommitted loans at competitive rates determined on an auction basis. The Credit Agreement contains customary conditions to borrowing, representations and warranties, covenants and events of default and terminates on December 16, 1999. The foregoing description of the Revolving Credit Facility is qualified in its entirety by reference to the text of the Credit Agreement, which is filed with the Commission as Exhibit 11(b) to the Tender Offer Statement on Schedule 14d-1 of the Purchaser in connection with the Offer and is incorporated herein by reference.

     13. DIVIDENDS AND DISTRIBUTIONS. If, on or after March 31, 1997, the Company (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares (other than the issuance of Shares reserved for issuance as of March 31, 1997 pursuant to the exercise of then outstanding employee stock options or pursuant to conversion of the Convertible Debentures, in each case in accordance with their terms) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (iv) discloses that it has taken such action, then, without prejudice to the Purchaser's rights under Section 14, the Purchaser, in its sole discretion, may make such adjustments in the purchase price and other terms of the Offer and the Proposed Harcourt Merger as it deems appropriate to reflect such split, combination or other change or action, including, without limitation, the Minimum Condition or the number or type of securities offered to be purchased.

     If, on or after March 31, 1997, the Company declares or pays any dividend on the Shares or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer into the name of the Purchaser or its nominees or transferees on the Company's stock transfer records of the Shares purchased pursuant to the Offer, and if Shares are purchased in the Offer, then, without prejudice to the Purchaser's rights under Section 14,
(i) the purchase price per Share payable by the Purchaser pursuant to the Offer shall be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution, issuance, proceeds or rights to be received by the tendering stockholders shall (a) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's intention to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, in the sole judgment of the Purchaser, the Minimum Condition, the Sylvan Termination Condition, the No Impediments Condition, the Charter Condition or the Section 203 Condition shall not have been satisfied or if, at any time on or after March 31, 1997 and prior to the acceptance for payment of or payment for Shares, any one or more of the events listed below shall have occurred or shall be determined by Harcourt or the Purchaser to have occurred (except for any such events occurring between March 31, 1997 and April 15, 1997 which shall have been publicly disclosed prior to April 15, 1997):

          (a) there shall have been threatened, instituted or pending any action, proceeding, claim or application by any government or governmental regulatory or administrative authority or agency, domestic, foreign or supranational, or by any other person, domestic or foreign, before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, that (i) challenges or seeks to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit, or which is likely to impose, in the sole judgment of the Purchaser, voting, procedural, price or other requirements in addition to those required by the provisions of the DGCL described in Section 11 and federal securities law in connection with the acquisition of Shares by the Purchaser or any of its affiliates, the making of the Offer, the acceptance for payment of or payment for Shares by the Purchaser or any of its affiliates or the consummation of the Proposed Harcourt Merger or any other business combination involving the Company or the performance of any of the contracts or other arrangements entered into by the Purchaser or any of its affiliates in connection with the acquisition of the Company, seeking to obtain any material damages as a result thereof or otherwise directly or indirectly relating to the Offer or the Proposed Harcourt Merger or such other business combination, (ii) seeks to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Purchaser or any of its affiliates of all or any portion of the business or assets of the Company or any of its subsidiaries or the Purchaser or any of its affiliates or to compel the Purchaser or any of its affiliates to dispose of or to hold separately all or any portion of the business or assets of the Company or any of its subsidiaries or the Purchaser or any of its affiliates, (iii) seeks to impose or confirm limitations on the ability of the Purchaser or any of its affiliates effectively to acquire or hold or to exercise full rights of ownership of Shares, including without limitation the right to vote the Shares acquired or owned by Harcourt or the Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (iv) seeks to require divestiture by Harcourt or the Purchaser or any of its affiliates of any Shares, (v) might result, in the sole judgment of the Purchaser, in a diminution of the benefits expected to be derived by the Purchaser or any of its affiliates as a result of the Offer or the Proposed Harcourt Merger or any other business combination involving the Company, or in a diminution of the value of the Shares or the Company or any of its subsidiaries to the Purchaser or any of its affiliates or (vi) otherwise directly or indirectly relates to the Offer, the Proposed Harcourt Merger or any other business combination involving the Company; or

          (b) other than the application of the waiting periods under the HSR Act or the Competition Act and the necessity for the approvals and other actions by any domestic (federal and state) or foreign or supranational governmental, administrative or regulatory agency described in Section 15, there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer, the Proposed Harcourt Merger or any other business combination involving the Company, by any government or governmental, regulatory or administrative agency or authority or by any court or tribunal, in each case whether domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, decision, order or injunction that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above; or

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, stockholders' equity, financial condition, capitalization, licenses, franchises, permits, operations, results of operations or prospects of the Company or any of its subsidiaries or affiliates (or the Purchaser shall have become aware thereof) or in general economic or financial market conditions in the United States or abroad that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Harcourt or the Purchaser or any of its affiliates; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the United States over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) any other material adverse change in the market price of the Shares or in the United States securities or financial markets generally,
     (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (vi) any limitation (whether or not mandatory) by any governmental authority or any other event that, in the sole judgment of the Purchaser, may have material adverse significance with respect to the extension of credit by banks or other lending institutions or the financing of the Offer or the Proposed Harcourt Merger or any other business combination involving the Company or (vii) in the case of any of the situations described in clauses
     (i) through (vi) above existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (e) a tender or exchange offer for some or all of the Shares shall have been publicly proposed to be made or shall have been made by another person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise deemed that (i) any person, entity (including the Company or any of its subsidiaries or affiliates) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 10% of any class or series of capital stock of the Company (including the Shares) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 10% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission prior to April 15, 1997, (ii) any such person, entity or group which, prior to such date, had filed such a Schedule with the Commission, shall have acquired or proposed to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) constituting 2% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of shares of any class or series of capital stock of the Company (including the Shares) constituting 2% or more of any such class or series, (iii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer for some or all the Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or affiliates or (iv) any person, entity or group shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any assets or securities of the Company or any of its subsidiaries; or

          (f) the Company or any of its subsidiaries shall have, directly or indirectly, (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any outstanding Shares or other securities of the Company or any subsidiary thereof, (iii) issued, distributed or sold, or authorized, proposed or announced the issuance, distribution or sale of, (A) any additional Shares, shares of any other class or series of capital stock, other voting securities, or any securities convertible into or exchangeable or exercisable for any of the foregoing, or options, rights or warrants, conditional or otherwise, to acquire any of the foregoing, except for the issuance of Shares reserved for issuance on April 15, 1997 pursuant to the exercise of then outstanding employee stock options or the conversion of the Convertible Debentures, in each case in accordance with their terms on such date or (B) any other securities or rights in respect of, in lieu of or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other debt or equity securities of any subsidiary of the Company or any securities convertible into or exchangeable or exercisable for any of the foregoing, except for the issuance of shares of common stock of Steck-Vaughn or NETG reserved for issuance on April 15, 1997 pursuant to the exercise of then outstanding employee stock options in accordance with their terms on such date, (v) declared, paid or proposed to declare or pay any dividend or other distribution, whether payable in cash, securities or other property, on, or in respect of, any Shares or any shares of capital stock of Steck-Vaughn or NETG, (vi) altered or proposed to alter any material term of any outstanding security of the Company or any of its subsidiaries, (vii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any debt securities or securities convertible into or exchangeable or exercisable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or otherwise incurred, authorized or proposed the incurrence of, any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (viii) authorized, recommended, proposed, effected or announced its intention to engage in any merger (other than the Proposed Harcourt Merger), consolidation, liquidation, dissolution, business combination, acquisition (including by way of exchange) of assets or securities, disposition (including by way of exchange) of assets or securities, joint venture, any release or relinquishment of any material contract or other rights of the Company or any of its affiliates or any comparable event not in the ordinary course of business, (ix) authorized, recommended, proposed or announced its intent to enter into, or entered into any agreement or arrangement with any person, entity or group that in the sole judgment of the Purchaser, has or may have material adverse significance with respect to the value of the Company or any of its affiliates, or the value of the Shares to the Purchaser or any of its affiliates, (x) amended or proposed, adopted or authorized any amendment to the Charter or the By-laws or similar organizational documents of the Company or any of its subsidiaries or the Purchaser shall have learned that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall have been previously disclosed, (xi) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into or amended any employment, severance or similar agreement, arrangement or plan with or for the benefit of any employee of the Company or any of its subsidiaries (other than in the ordinary course of business and consistent with past practice) or so as to provide for increased or accelerated benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by the Purchaser or the consummation by the Purchaser or any of its affiliates of the Proposed Harcourt Merger or any other business combination involving the Company, (xii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its affiliates, or the Purchaser shall have become aware of any such action which shall not have been previously disclosed, or
     (xiii) agreed in writing or otherwise to take any of the foregoing actions; or

          (g) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness pursuant to term or revolving credit agreements provided by banks) shall become accelerated or otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the Purchaser or any of its affiliates of the Proposed Harcourt Merger or any other business combination involving the Company,
     (ii) of any covenant, term or condition in any of the instruments or agreements of the Company or any of its subsidiaries that, in the sole judgment of the Purchaser, is or may be (whether considered alone or in the aggregate with other such covenants, terms or conditions) materially adverse to either the value of the Company or any of its subsidiaries (including without limitation any event of default that may occur as a result of or in connection with the Offer, the consummation by the Purchaser or any of its affiliates of the Proposed Harcourt Merger or any other business combination involving the Company) or the value of the Shares to the Purchaser or any of its affiliates or the consummation by the Purchaser or any of its affiliates of the Proposed Harcourt Merger or any other business combination involving the Company, or (iii) that any report, document, instrument, financial statement or schedule of the Company or any of its subsidiaries filed with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; or

          (h) (i) the Purchaser or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with respect to the Proposed Harcourt Merger or any other business combination with the Company or any of its affiliates or the purchase of any material portion of the securities or assets of the Company or any of its subsidiaries or (ii) the Purchaser or any of its affiliates and the Company shall have agreed that the Purchaser shall amend or terminate the Offer or postpone the payment for the Shares pursuant thereto; or

          (i) any waiting periods under the HSR Act or the Competition Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or any other approval, permit, authorization, consent or other action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority or tribunal (including those described in Section 15) shall not have been obtained on terms satisfactory to the Purchaser in its sole discretion;

which in the sole judgment of the Purchaser with respect to each and every matter referred to above regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above shall be final and binding upon all parties including tendering stockholders. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     A public announcement will be made of a material change in, or waiver of, such conditions, to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

     15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company and its subsidiaries, neither Harcourt nor the Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought except as described below under "State Takeover Laws." Should any such approval or other action be required, there can be no assurance that any such approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that certain parts of the Company's, Harcourt's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to litigation and governmental actions. See the Introduction and Section 14 for a description thereof.

     State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Proposed Harcourt Merger, the Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp.
v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the

United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     Except as described herein, the Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Proposed Harcourt Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Harcourt Merger and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Harcourt Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Proposed Harcourt Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

     Antitrust. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC, and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer and the Proposed Harcourt Merger is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer and the Proposed Harcourt Merger, the purchase of Shares pursuant to the Offer and the Proposed Harcourt Merger may not be consummated until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material with respect to the Offer with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. The Purchaser expects to file a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Offer and the Proposed Harcourt Merger under the HSR Act as soon as practicable following the date hereof, and, in such event, the required waiting period with respect to the Offer and the Proposed Harcourt Merger will expire at 11:59 p.m., New York City time, on the fifteenth calendar day following such filing, unless earlier terminated by the Antitrust Division or the FTC or the Purchaser receives a request for additional information or documentary material prior thereto. If, within such 15 calendar day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from the Purchaser, the waiting period with respect to the Offer and the Proposed Harcourt Merger would be extended for an additional period of 10 calendar days following the date of substantial compliance with such request by the Purchaser. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of the Purchaser. The additional 10 calendar day waiting period may be terminated sooner by the FTC or the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request made to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Proposed Harcourt Merger.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer and the Proposed Harcourt Merger. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Proposed Harcourt Merger, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of Harcourt, the Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 14.

     Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer and the Proposed Harcourt Merger should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer and the Proposed Harcourt Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14.

     Investment Canada Act. According to publicly available information, the Company conducts certain operations in Canada. The ICA may require that a notice of the acquisition of "control" (as defined in the ICA) by a "non-Canadian" (as defined in the ICA) of any "Canadian business" (as defined in the ICA) be furnished to Investment Canada, a Canadian governmental agency (the "Agency"), and that certain of these investments to acquire control of a Canadian business be reviewed and approved by the Minister of the federal cabinet responsible for the ICA (the "Minister") as an investment that is "likely to be of net benefit" to Canada based upon criteria set forth in the ICA. An acquisition of control of a corporation incorporated outside Canada that controls, directly or indirectly, an entity in Canada carrying on a Canadian business (an "indirect acquisition") does not require approval under the ICA before the acquisition is implemented, although some indirect acquisitions may require approval after implementation. Direct acquisitions may require the Minister's approval before they can be implemented. Under the ICA, the acquisition of more than a majority of the voting shares of a corporation is deemed to be an acquisition of control.

     Most indirect acquisitions of control of a Canadian business by an "American" (as defined in the ICA) are not reviewable under the ICA provided that the value of the assets of all the acquired entities carrying on a Canadian business is not more than 50% of the value of the assets of all entities acquired in the transaction, wherever located. Where the value of the assets of entities carrying on a Canadian business exceeds that amount, and in the case of most direct acquisitions of control of a Canadian business by or from an "American," the transaction is reviewable under the ICA if the value of the assets of all the acquired entities carrying on a Canadian business is Cdn. $172 million or more (for transactions implemented at any time in 1997). However, where any of the acquired Canadian businesses is a "cultural business" (as defined in the ICA), which may include certain businesses of the Company, the ICA subjects an indirect acquisition to review where the value of the assets of all acquired entities carrying on a Canadian business exceeds (i) Cdn. $50 million or (ii), if such value also amounts to more than 50% of the value of the assets of all entities wherever located acquired in the transaction, Cdn. $5 million. A direct acquisition of an entity carrying on such a Canadian business is subject to review where the value of the assets of all acquired entities carrying on a Canadian business exceeds Cdn. $5 million. Under the ICA, the federal cabinet may also require a review if the operations of the acquired Canadian business include certain cultural activities, without regard to the value of the assets of the Canadian business.

     The Purchaser intends to file within the prescribed time period a notice with respect to the Offer and the Proposed Harcourt Merger with the Agency and to seek approval of the Minister, if required. If the Purchaser were to acquire control of a Canadian business in a transaction reviewable under the ICA and, within certain specified periods of time provided in the ICA, the Minister decides that he is not satisfied that the acquisition is "likely to be of net benefit" to Canada, the Minister could issue a notice the effect of which would be to prohibit the acquisition of "control" of all or part of the Company's Canadian businesses by the Purchaser, or, where such acquisition has already been made, to compel divestiture of control of all or part of the Company's Canadian businesses. In assessing whether a transaction is likely to be of net benefit to Canada, the ICA requires that the Minister consider any representations and undertakings that are submitted by an acquiror. If the Offer and the Proposed Harcourt Merger are subject to review under the ICA, there can be no assurance that the Minister would be satisfied that the acquisition is "likely to be of net benefit to Canada" and, if not, what remedy he might seek or what the outcome would be.

     Competition Act (Canada). Certain provisions of the Competition Act require pre-merger notification to the Director of Investigation and Research (the "Canadian Director") of significant transactions, which may include the acquisition of a large percentage of the stock of a public company which has Canadian operations, or a merger or amalgamation involving such an entity. Pre-merger notification is generally required with respect to transactions in which the parties to the transaction and their affiliates have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn. $400 million and which involve the direct or indirect acquisition of an operating business in Canada of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceed Cdn. $35 million (or, in the case of an amalgamation of two or more corporations one or more of which carries on an operating business in Canada, the Canadian assets or the annual gross revenues from sales in or from Canada of the entity resulting from such amalgamation or the entities controlled by such entity exceed Cdn. $70 million). In the case of an acquisition of shares of a public company, the transaction must also result in the acquiror holding voting shares which carry more than 20% of the outstanding votes (or more than 50% if the acquiror already holds 20% or more) attached to all the voting shares of the public company. If a transaction is subject to the pre-merger notification requirements, notice must be given either 7 or 21 days (depending on the information required by the Canadian Director) prior to the completion of the transaction. The Canadian Director may waive the waiting period. After the applicable waiting period expires or is waived, the transaction may be completed.

     The Canadian Director may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters governed by the Competition Act with respect to a "merger" (as defined in the Competition Act) at any time before the merger is completed or within three years after the merger is completed. If the Competition Tribunal finds that the merger prevents or lessens or is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some or all of the assets or shares involved. A merger may be subjected to an order of the Competition Tribunal whether or not it is a notifiable transaction. In some instances, the Canadian Director may issue an "advance ruling certificate" to the effect that he would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Canadian Director issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification provisions and cannot be challenged in the future unless the Canadian Director discovers new information. The Canadian Director may issue a "no-action" advisory opinion following a notification or voluntary submission indicating that he does not intend to take any action to prevent the merger but that he reserves his right to do so in the future.

     The Purchaser intends to file any required notice with respect to the Offer and the Proposed Harcourt Merger with the Canadian Director and, to the extent necessary, observe any applicable waiting period. There can be no assurance that a challenge to the Offer and the Proposed Harcourt Merger will not be made pursuant to the Competition Act, or, if such challenge is made, what the outcome will be.

     Other Foreign Approvals. According to publicly available information, the Company also owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Harcourt Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Proposed Harcourt Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Proposed Harcourt Merger.

     Margin Credit Regulations. Federal Reserve Board Regulations G, T, U and X (the "Margin Credit Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly thereby. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of the margin stock. Under the Margin Credit Regulations, the Shares are presently margin stock and the maximum loan value thereof is generally 50% of their current market value. The definition of "indirectly secured" contained in the Margin Credit Regulations provides that the term does not include an arrangement with a customer if the lender in good faith has not relied upon margin stock as collateral in extending or maintaining the particular credit.

     16. CERTAIN FEES AND EXPENSES. Goldman, Sachs & Co. ("Goldman Sachs") are acting as Dealer Managers in connection with the Offer and as financial advisor to Harcourt and the Purchaser in connection with the proposed acquisition of the Company. Harcourt has paid or is obligated to pay to Goldman Sachs a fee of $750,000 (the "Minimum Fee") and has agreed to pay Goldman Sachs an additional fee of 0.60% of the aggregate consideration paid by Harcourt upon consummation of the Offer or certain other business combination transactions involving the Company during the term of Harcourt's arrangement with Goldman Sachs (less the Minimum Fee to the extent already paid). In addition, Harcourt has agreed to reimburse Goldman Sachs for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Harcourt and has agreed to indemnify Goldman Sachs against certain liabilities and expenses in connection with the Offer and the Proposed Harcourt Merger, including certain liabilities under the federal securities laws. Goldman Sachs from time to time renders various investment banking services to Harcourt and its affiliates for which it is paid customary fees.

     MacKenzie Partners, Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile transmission, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

     In addition, IBJ Schroder Bank & Trust Company has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither Harcourt nor the Purchaser will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Harcourt or the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

     17. MISCELLANEOUS. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     Harcourt and the Purchaser have filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in
Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF HARCOURT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Harcourt, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          Nick Acquisition Corporation

April 21, 1997

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF THE PURCHASER AND HARCOURT

     1. Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser are set forth below. The other required information with respect to each such person is set forth under "Directors and Executive Officers of Harcourt" below. All directors and executive officers listed below are citizens of the United States.

                              NAME                                   POSITION
        -------------------------------------------------  -----------------------------
        Richard A. Smith.................................  Director
        Brian J. Knez....................................  Director and President
        Robert A. Smith..................................  Director
        John R. Cook.....................................  Vice President
        Paul F. Gibbons..................................  Vice President and Treasurer
        Eric P. Geller...................................  Vice President and Secretary

     2. Directors and Executive Officers of Harcourt. The name, business address, present principal occupation or employment and material occupations, positions, offices or employments during the last five years of each director and executive officer of Harcourt and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is 27 Boylston Street, Chestnut Hill, Massachusetts 02167. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Harcourt. All directors and executive officers listed below are citizens of the United States.

            NAME                                         POSITION
----------------------------  ---------------------------------------------------------------
William F. Connell..........  Director since 1992; Chairman and Chief Executive Officer of
                                Connell Limited Partnership; Director of Boston Edison Company,
                                Bank of Boston Corporation and its principal subsidiary, The
                                First National Bank of Boston, LCI International, Inc. and
                                North American Mortgage Company.

Gary L. Countryman..........  Director since 1996; Chairman and Chief Executive Officer of
                                Liberty Mutual Insurance Company and Liberty Mutual Fire
                                Insurance Company; Chairman of Liberty Financial Companies,
                                Inc.; Director of Liberty Mutual Insurance Company, Liberty
                                Mutual Fire Insurance Company, Liberty Financial Companies,
                                Inc., Boston Edison Company, and Bank of Boston Corporation
                                and its principal subsidiary, The First National Bank of
                                Boston. Mr. Countryman served as a director of The Neiman
                                Marcus Group, Inc., a majority-owned subsidiary of Harcourt, from its creation in 1987 until January 1996.

Jack M. Greenberg...........  Director since 1993; Chairman of McDonald's USA since October,
                                1996; Vice Chairman of McDonald's Corporation; Chief Financial
                                Officer of McDonald's Corporation from January 1982 to
                                October 1996; Director of McDonald's Corporation, Stone
                                Container Corporation and Arthur J. Gallagher & Company.

Brian J. Knez...............  Director since 1995; President and Co-Chief Operating Officer of Harcourt since January 15, 1997; President and Chief
                                Executive Officer of Harcourt Brace & Company since May 1995;
                                President of the Scientific, Technical, Medical and
                                Professional Group of Harcourt Brace from 1993 to May 1995;
                                Group Vice President of the Scientific, Technical and Medical
                                Group of Harcourt Brace from 1991 to 1993;

            NAME                                         POSITION
----------------------------  ---------------------------------------------------------------
<->                             Mr. Knez is the son-in-law of Richard A. Smith, Chairman and
                                Chief Executive Officer of Harcourt, and the brother-in-law of Robert A. Smith, who is also President and Co-Chief
                                Operating Officer and a director of Harcourt.

Jeffrey R. Lurie............  Director since 1996; Owner and Chief Executive Officer,
                                Philadelphia Eagles, Inc., a National Football League
                                franchise, since May 1994; President and Chief Executive
                                Officer of Chestnut Hill Productions, a motion picture
                                production company. Mr. Lurie is the nephew of Richard A.
                                Smith, Chairman and Chief Executive Officer of Harcourt, and
                                the cousin of Robert A. Smith, President and Co-Chief
                                Operating Officer and a director of Harcourt.

Lynn Morley Martin..........  Director since 1993; Davee Chair, J. L. Kellogg School of
                                Management, Northwestern University, since September 1993;
                                Advisor, Deloitte & Touche LLP, since June 1993; former
                                Fellow at the Kennedy School of Government, Harvard
                                University; United States Secretary of Labor from February
                                1991 to January 1993; Member of the United States House of
                                Representatives (Illinois 16th Congressional District) from
                                1981 to February 1991; Director of Ameritech Corporation,
                                Ryder System, Inc., Procter & Gamble Co., TRW Inc. and
                                various Dreyfus mutual funds.

Maurice Segall..............  Director since 1986; Senior Lecturer, Massachusetts Institute of Technology; Former Chairman and Chief Executive Officer of
                                Zayre Corp.; Director of AMR Corporation.

Richard A. Smith............  Director since 1950; Chairman of Harcourt and of The Neiman
                                Marcus Group, Inc.; Chief Executive Officer of Harcourt and of
                                The Neiman Marcus Group, Inc. since January 15, 1997 and
                                prior to December 1991; Chairman, President (until November
                                1, 1995) and Chief Executive Officer of GC Companies, Inc.
                                since December 1993; Director of The Neiman Marcus Group,
                                Inc., GC Companies, Inc., Liberty Mutual Insurance Company,
                                Liberty Mutual Fire Insurance Company, Liberty Financial
                                Companies, Inc., and Bank of Boston Corporation and its
                                principal subsidiary, The First National Bank of Boston. Mr.
                                Smith is the father of Robert A. Smith and the father-in-law of Brian J. Knez, who are Presidents and Co-Chief Operating
                                Officers and directors of Harcourt. Mr. Smith is the uncle of
                                Jeffrey R. Lurie, a director of Harcourt.

Robert A. Smith.............  Director since 1989; President and Co-Chief Operating Officer of Harcourt and President and Chief Operating Officer of The
                                Neiman Marcus Group, Inc. since January 15, 1997; Group Vice
                                President of Harcourt and of The Neiman Marcus Group, Inc.
                                prior thereto; President and Chief Operating Officer of GC
                                Companies, Inc. since November 1995. Mr. Smith is the son of
                                Richard A. Smith, Chairman and Chief Executive Officer of
                                Harcourt, the brother-in-law of Brian J. Knez, who is also
                                President and Co-Chief Operating Officer and a director of
                                Harcourt, and the cousin of Jeffrey R. Lurie, a director of
                                Harcourt.

Paula Stern.................  Director since 1993; President of The Stern Group, Inc., an economic analysis and trade advisory firm; Former Chairwoman of the U.S.

            NAME                                         POSITION
----------------------------  ---------------------------------------------------------------
<->                             International Trade Commission; Alkire Chairholder in
                                International Business at Hamline University; Director of
                                Westinghouse Electric Corporation and Wal-Mart Stores, Inc.

Hugo Uyterhoeven............  Director since 1980; Timken Professor of Business
                                Administration, Graduate School of Business Administration,
                                Harvard University; Director of Bombardier, Inc., The Stanley
                                Works and Ecolab, Inc.

Clifton R. Wharton, Jr. ....  Director since 1994; Retired Chairman and Chief Executive
                                Officer of Teachers Insurance and Annuity Association-College
                                Retirement Equities Fund (TIAA-CREF); Deputy Secretary of
                                State, U.S. Department of State, from January 1993 to
                                November 1993; former Chancellor, State University of New
                                York System; Director of Ford Motor Company, Tenneco, Inc.,
                                New York Stock Exchange, Inc. and TIAA-CREF Board of
                                Overseers.

John R. Cook................  Senior Vice President and Chief Financial Officer of Harcourt
                                and of The Neiman Marcus Group, Inc. since September 1992;
                                Senior Vice President -- Finance and Administration and Chief
                                Financial Officer of NACCO Industries prior to September
                                1992.

Eric P. Geller..............  Senior Vice President and General Counsel of Harcourt and of
                                The Neiman Marcus Group, Inc. since May 1992; Vice President and Associate General Counsel of Harcourt and of The Neiman
                                Marcus Group, Inc. prior to May 1992; Secretary of Harcourt and of The Neiman Marcus Group, Inc.

Peter Farwell...............  Vice President -- Corporate Relations of Harcourt and of The
                                Neiman Marcus Group, Inc.

Paul F. Gibbons.............  Vice President and Treasurer of Harcourt and of The Neiman
                                Marcus Group, Inc. since August 1992; Vice
                                President -- Taxation of Harcourt and of The Neiman Marcus
                                Group, Inc. prior thereto.

Gerald T. Hughes............  Vice President -- Human Resources of Harcourt and of The Neiman
                                Marcus Group, Inc. since June 1994; Associate General Counsel of Harcourt and of The Neiman Marcus Group, Inc. with
                                responsibility for labor and employment matters from August
                                1992 to June 1994; Labor Counsel of Harcourt and The Neiman
                                Marcus Group, Inc. prior thereto.

Michael F. Panutich.........  Vice President -- General Auditor of Harcourt and of The Neiman
                                Marcus Group, Inc. since June 1993; Vice
                                President -- Accounting of Harcourt and of The Neiman Marcus
                                Group, Inc. prior thereto.

Stephen C. Richards.........  Vice President and Controller of Harcourt and of The Neiman
                                Marcus Group, Inc. since June 1993; Partner, Deloitte & Touche
                                LLP, prior thereto.

     3. Ownership of Shares by Directors and Executive Officers. To the best knowledge of the Purchaser and Harcourt, none of the persons listed on this
Schedule I beneficially owns or has a right to acquire directly or indirectly any Shares, and none of the persons listed on this Schedule I has effected any transactions in the Shares during the past 60 days.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY

             By Mail:             By Facsimile Transmission:  By Hand or By Overnight Courier:
IBJ Schroder Bank & Trust Company       (212) 858-2611       IBJ Schroder Bank & Trust Company
           P.O. Box 84                                                One State Street
      Bowling Green Station               To Confirm              New York, New York 10004
                                    Facsimile Transmissions
  New York, New York 10274-0084              Call:              Attn: Securities Processing
 Attn: Reorganization Operations                                   Window, Subcellar One,
            Department                  (212) 858-2103                     (SC-1)

     Questions and requests for assistance may be directed to the Dealer Managers or the Information Agent at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [MACKENZIE LOGO]

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                           (800) 323-5678 (toll free)